United States Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-00815

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

(Full title of Plan)

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc.
Profit Sharing Plan

Dated: June 29, 2010

/s/ William Rising
William Rising
Vice President, Finance

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

*           Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2010

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Common/collective trust funds	$18,331,302	$16,562,376
Mutual funds	10,417,230	8,296,602
Company stock	514,724	401,066
Participant loans	1,773,994	2,082,970
Total investments	31,037,250	27,343,014

Receivables:
Employer’s contributions	391,653	239,934
Participants’ contributions	41,156	—
Dividends and interest	3,773	3,733

Total receivables	436,582	243,667

Cash	120	240

Total Assets:	31,473,952	27,586,921

Liabilities:
Accounts payable	78,132	—

Net assets available for benefits, at fair value	31,395,820	27,586,921

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	107,919	323,857

Net assets available for benefits	$31,503,739	$27,910,778

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income:
Net appreciation in fair value of investments	$5,027,758	$—
Interest income	98,063	151,946
Dividend income	263,609	596,630

Total investment income	5,389,430	748,576

Contributions:
Participants’ contributions	967,091	1,163,694
Employer’s contributions	883,980	796,717

Total contributions	1,851,071	1,960,411

Total additions	7,240,501	2,708,987

Deductions:
Net depreciation in fair value of investments	—	11,256,988
Benefits paid to participants	3,569,384	2,604,191
Administrative expenses	78,156	62,656

Total deductions	3,647,540	13,923,835

Net increase (decrease)	3,592,961	(11,214,848)

Net assets available for benefits:
Beginning of period	27,910,778	39,125,626

End of period	$31,503,739	$27,910,778

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).

All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.

For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service.  For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period.  Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution.

The Plan is administered by the Company.  Bank of America, N.A. (“Bank of America”), formerly Merrill Lynch Trust Company of America (“Merrill Lynch”), is the trustee of the assets of the Plan.  As trustee, Bank of America has authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and trust agreements.

Contributions

Each year, participants may contribute between 1 percent and 15 percent of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  A participant may change their deferral contribution election four times a year.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributions consist of (a) compliance contributions equal to 3 percent of eligible compensation, (b) matching contributions equal to 100 percent of the first 3 percent of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10 percent of the Company’s net profit for the Plan year less compliance and matching contributions made for the year.  For the years ended December 31, 2009 and 2008, the Company did not make a profit sharing contribution.  Contributions to the Plan are subject to certain limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers eight mutual funds, four common/collective trust funds and DuPont company stock as investment options for participants.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balance, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in the portion of their accounts contributed by them, the Company’s compliance contribution and in the earnings on such contributions.  A participant’s vested interest in the Company’s matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent

1 - 2	20%
2 - 3	40%
3 - 4	60%
4 - 5	80%
5 or more	100%

One full year of service is defined as a twelve-month period of employment.  A participant also becomes 100 percent vested upon normal retirement age (age 59½), death, and termination of employment due to disability.

Participant Loans

Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.  The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for loans made to purchase a primary residence, which have a maximum term of 10 years.  At December 31, 2009, the rates ranged from 4.25 percent to 10.50 percent.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments payments.  In-service withdrawals may be made under certain conditions as permitted by the Plan.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Forfeited Accounts

Forfeitures of the Company matching and profit sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period.  These forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of company and profit sharing contributions.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $158,271 and $359,834, respectively.  Forfeited accounts were used to pay for administrative expenses of the Plan totaling $48,896 and $56,060 for the years ended December 31, 2009 and 2008, respectively.  For the years ended December 31, 2009 and 2008, employer contributions were reduced from forfeited non-vested accounts by $183,814 and $0, respectively.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2009 and 2008, the Plan paid $78,156 and $62,656, respectively, in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans (formerly known as FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value.  This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan.  However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCTs relating to fully benefit-responsive investment contracts with an adjustment to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end.  Shares of CCTs are valued at net asset value as reported by the CCTs’ trustee at year-end.  DuPont company stock is valued at

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

the year end unit closing price (defined as the year end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan holds shares of CCTs that have investments in fully benefit-responsive investment contracts.  For purposes of the Statement of Net Assets Available for Benefits, these CCTs are stated at fair value.  As provided by ASC 962, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCTs are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards Adopted

The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification

The FASB ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events through the date the financial statements are issued.  ASC 855 is effective for periods ending after June 15, 2009. The Plan’s management has evaluated subsequent events through June 29, 2010, the date on which the financials statements were issued.

Updates to Fair Value Measurements and Disclosures

In April 2009, FSP 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

nature and risks of the investments.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures - Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009.  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

NOTE 3 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	2009		2008
Bank of America Equity Index Trust Tier 6	$14,727,405		$12,357,530
The Oakman Equity & Income Fund	3,318,955		2,875,935
Bank of America Retirement Preservation Trust	1,595,668		2,329,906
Bank of America Retirement Reserves Fund	1,443,739	*	1,762,304
Pimco Total Return Fund	2,191,959		1,886,361
American Amcap Fund	1,664,826		1,279,524	**
Participant Loans	1,773,994		2,082,970

*Investment represents less than 5 percent of the net assets as of  December 31, 2009.

**Investment represents less than 5 percent of the net assets as of  December 31, 2008.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Common/collective trust funds	$3,160,485	$(7,773,764)
Mutual funds	1,727,467	(3,276,768)
DuPont company stock	139,806	(206,456)
Net appreciation (depreciation) in fair value of investments	$5,027,758	$(11,256,988)

NOTE 4 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.  Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following presents the Plan’s financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the ASC 820 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Common/collective trusts	$—	$18,331,302	$—	$18,331,302

Mutual funds
Balanced fund	3,318,955	—	—	3,318,955
Bond fund	2,191,959	—	—	2,191,959
Domestic stock funds	2,909,873	—	—	2,909,873
International stock funds	1,996,443	—	—	1,996,443
Total mutual funds	10,417,230	—	—	10,417,230

DuPont company stock	514,724	—	—	514,724
Participant loans	—	—	1,773,994	1,773,994
Total assets	$10,931,954	$18,331,302	$1,773,994	$31,037,250

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Common/collective trusts	$—	$16,562,376	$—	$16,562,376
Mutual funds	8,296,602	—	—	8,296,602
DuPont company stock	401,066	—	—	401,066
Participant loans	—	—	2,082,970	2,082,970
Total assets	$8,697,668	$16,562,376	$2,082,970	$27,343,014

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008

Balance, beginning of year	$2,082,970	$2,096,293
Purchases, sales, issuances, and settlements, net	(308,976)	(13,323)
Balance, end of year	$1,773,994	$2,082,970

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Bank of America, the Trustee. The Plan also offers DuPont company stocks as an investment option. At December 31, 2009, the Plan held 15,287 shares of DuPont common stock valued at $514,724.  At December 31, 2008, the Plan held 15,852 shares of DuPont common stock valued at $401,066.  The Plan purchased $242,872 and $238,913 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively.  The Plan sold $269,020 and $65,966 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company matching and profit sharing contributions.

NOTE 7 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code.  A favorable tax determination letter from the Internal Revenue Service dated July 16, 2003, covering the Plan and amendments through February 25, 2002, has been received by the Plan.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$31,503,739	$27,910,778
Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(107,919)	(323,857)
Loans balances considered deemed distributions	(196,891)	—
Net assets available for benefits per the Form 5500	$31,198,929	$27,586,921

The following is a reconciliation of the CCT gain per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Net gain from common/collective trusts included in the financial statements	$3,192,593
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(107,919)
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	323,857
Net gain from common/collective trusts per the Form 5500	$3,408,531

The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Benefits paid to participants per the financial statements	$3,569,384
Deemed distributions	196,891
Benefits paid to participants per the Form 5500	$3,766,275

Supplemental Schedule

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Schedule of Assets (Held at End of Year) as of December 31, 2009

Attachment to Form 5500, Schedule H, Part IV, line i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value

*	Bank of America Equity Index Trust Tier 6	Common/Collective Trusts	**	$14,727,405
*	Bank of America International Index Trust	Common/Collective Trusts	**	672,409
*	Bank of America Retirement Reserves Fund	Common/Collective Trusts	**	1,443,739
*	Bank of America Retirement Preservation Trust	Common/Collective Trusts	**	1,487,749
	Total common/collective trust			18,331,302

	Thornburg International Value Fund	Registered Investment Company	**	907,170
	The Oakmark Equity & Income Fund	Registered Investment Company	**	3,318,955
	American Century Small Company Fund	Registered Investment Company	**	394,854
	American Amcap Fund	Registered Investment Company	**	1,664,826
	CRM Midcap Value Fund	Registered Investment Company	**	850,193
	AIM Developing Markets Fund	Registered Investment Company	**	281,343
	Pimco Total Return Fund	Registered Investment Company	**	2,191,959
	Van Kampen Comstock Fund	Registered Investment Company	**	807,930
	Total mutual funds			10,417,230

*	DuPont Company Stock	Company stock	**	514,724

*	Participant loans	4.25% to 10.50% Maturing from January 2010 - December 2014	**	1,773,994

	Total assets held at end of year			$31,037,250

*	Party-in-interest
**	Cost not required for participant directed investments